UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-42931

Grupo Aeroméxico, S.A.B. de C.V.
(Name of registrant)

Aeromexico Group
(Translation of registrant’s name into English)

Avenida Paseo de la Reforma 243, 25th Floor
Col. Cuauhtémoc, Cuauhtémoc 06500
Mexico City
United Mexican States
+52 (55) 9132 4000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 14, 2026, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) announced a call for an ordinary shareholders’ meeting to be held on October 26, 2026. A copy of the announcement of the call is furnished with this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the Company’s registration statement on Form S-8 (No. 333-294354).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 14, 2026, titled “Call – Ordinary Shareholders’ Meeting.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: September 14, 2026	By:	/s/ Ernesto Gómez Pombo
	Name:	Ernesto Gómez Pombo
	Title:	General Counsel